[SunTrust Letterhead]

July 21, 2010

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Irving

Re:	SunTrust Banks, Inc. (File No. 001-08918)

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Mr. Irving:

We have set forth below our response to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff dated July 6, 2010, pertaining to the SunTrust Banks, Inc. (the “Company” or “SunTrust”) Form 10-K  for the year  ended  December 31, 2009  and Form 10-Q for the fiscal quarter ended March 31, 2010. For your convenience, we have repeated the Staff’s comments in bold face type.

Form 10-K for the Fiscal Year Ended December 31, 2009

Notes to Financial Statements

Note 11 – Certain Transfers of Financial Assets, Mortgage Servicing Rights and Variable Interest Entities, page 104

Comment 1

In your response to comment 15 in our letter dated April 23, 2010, you outlined three factors in your analysis of powers that most significantly impact the trust’s economic performance, as follows: (1) credit risk related to (a) the portion (e.g., two percent) of each loan held by the trust that is not guaranteed by a federal governmental agency and (b) possible loss of eligibility for guarantee payments from the governmental agency; (2) basis risk created by differences in trust assets’ interest rate and the trust liabilities’ interest rate; and (3) prepayment risk related to the trust assets. We understand from our June 25, 2010, conference call that the trust documents incorporated guidelines established in the Common Manual, which provides a single, standardized set of current student loan rules and FFELP policy guidance. We also understand that the criteria in the Common Manual must be met in order for the trust to be eligible for government guarantee payments. You acknowledged that the trust’s economic performance may be significantly impacted by activities associated with designing the trust, for example selecting loan assets, establishing criteria for servicing, and structuring and marketing the trust obligations, but you noted that trust’s ongoing activities are limited. Please tell us what trust activities you have the power to direct, including as master servicer, that impact the trust’s economic performance and risks that you outlined above. For example, describe your power to direct activities that may mitigate credit risk or loss (e.g., early intervention programs to avoid borrower default), and identify whether and, if so, how that power is established in the Common Manual. Please describe any power that you have, including over servicing activities, that is not specifically addressed in the Common

David Irving

Securities and Exchange Commission

July 21, 2010

Manual. If you do not currently exercise that power, please describe why. Additionally, tell us whether you have power that may impact the prepayments received by the trust, such as power to introduce loan consolidation options to student loan borrowers.

Comment 2

Please compare your power to direct activities of the trust, for example as master servicer, that affects eligibility of the trust to receive government guarantee payments, with any power held by unrelated third parties. For example, if you believe that the federal government holds power to direct activities of the trust, please explain what those powers and activities are and explain why it is that you believe those powers are the ones that most significantly impact the trust’s economic performance and risks that you outlined above.

Combined Response to Comments 1 and 2

Both of these comments request additional information regarding the activities that impact the Trust’s economic performance or affect the Trust’s eligibility to receive government guarantee payments. Furthermore, the Staff’s comments request that we define which party has the power to direct these activities, and more specifically, identify the powers that most significantly impact the Trust’s economic performance. We thought it would be useful to aggregate our response to your comments into a single, comprehensive response that addresses these points.

We have organized our discussion surrounding the primary activities of the Trust based on the following specific topics:

•	Design of the Trust

•	Servicing Activities

•	Other Activities (i.e. other rights and liquidation of the Trust)

Our response is intended to comprehensively discuss the activities of the Trust even though not all of these activities are considered significant. As we will discuss further herein, the Company does not believe it has the power to make decisions that most significantly impact the economic performance of the Trust. While the Company acknowledges that it had involvement in the Trust’s design, the Company does not believe the design embodies the significant activities that impact the economic performance of the Trust. The Company believes that the U.S. Government’s control over setting, modifying and terminating the servicing guidelines established by the Common Manual (FFELP loans) and the Public Health Service Act (HEAL loans), collectively the “Servicing Guidelines”, are the activities that most significantly impact the economic performance of the Trust as it is these guidelines that govern the eligibility of the government guarantee.

David Irving

Securities and Exchange Commission

July 21, 2010

Before describing the specific activities of the Trust, we thought it would be useful to provide some background information related to the business strategies supporting our student loan program. Our student loan origination activities were almost exclusively government guaranteed loans, and in particular, the loans in question were all consolidation student loans at the time of securitization. Our practice was to originate the loans and sell them to institutional investors. We retained an insignificant level of student loan production on our balance sheet.

The process of originating government guaranteed student loans is dictated by the U.S. Government through the Department of Education (DOE) and the U.S. Department of Health and Human Services (DHHS). In order to originate federally guaranteed student loans, the Company must obtain and maintain lender eligibility status. In addition, SunTrust must meet the guarantor’s eligibility requirements and execute a guarantee agreement with the guarantor. Guarantor agreements are non-negotiable and thus, SunTrust does not have the ability to modify the terms of the agreement. The agreement entered into between SunTrust and AES, as the guarantor, defines the terms and conditions of the Company’s participation in the guarantor’s loan program. SunTrust, as an approved lender, is responsible for reviewing the loan information. If the lender determines that the loan information is complete and that the applicant is eligible for a loan, as defined by the guarantor and the U.S. Government, the loan information is submitted to the guarantor for guarantee. Once the guarantee is obtained and school certification is received, the lender disburses the loan proceeds according to the dates reflected on the guarantee disclosure and sends the loan proceeds to the school on behalf of the borrower. The specific loan products offered, including loan amount, maximum interest rate, origination fee, etc., and the origination guidelines are prescribed by the DOE (FFELP loans) and the DHHS (HEAL loans). The Company does not have the ability to originate federally guaranteed student loans outside of the framework discussed above, nor does it have the ability to modify the loan products offered within the programs. Specifically, the Company does not have the power to introduce loan consolidation options to borrowers that are not otherwise approved by the U.S. Government. If a loan consolidation product is approved by the U.S. Government, then every eligible lender would be able to offer this product to its customers.

In 2005, the Company desired to expand our available government guaranteed student loan secondary market by entering the securitization market. However, with respect to the specific loans sold to the Trust, the Company did not originate these student loans in contemplation of securitizing them. In fact, the consolidation loans were originated several months (FFELP loans) and several years (HEAL loans) prior to the Trust’s inception. We do not believe that the process of maintaining our eligible lender status, meeting the guarantor’s eligibility requirements, and originating federally guaranteed student loans are activities specific to the Trust that should be considered when analyzing the Trust under the consolidation guidance.

Design of the Trust

The following table summarizes the activities related to the design of the Trust and the parties responsible for those activities.

David Irving

Securities and Exchange Commission

July 21, 2010

Activity	Risk impacted	Impact to economic performance of Trust	Activities performed by:
			SunTrust (Master Servicer)	AES (Guarantor and Sub- servicer)	DOE / DHHS	Other, unrelated, third party, if any
1. Selecting qualifying assets	Credit risk	Selection of the assets impacts the pricing of the notes.	Selected eligible loans.	None	None	Citigroup (as co-lead underwriter) influenced loan selection and rating agencies were responsible for establishing specific requirements/ parameters relevant to potential credit ratings for notes issued.
2. Establishing criteria for servicing	Credit risk, Prepayment risk	Meeting minimum servicing criteria as defined in the Servicing Guidelines ensures payment by Guarantor, as reinsured by the DOE, if there are borrower defaults.	Lenders are directed to refer to Guarantor guidelines for any area that needs further explanation. There are no provisions in the Trust documents to perform activities other than to maintain adherence to the Higher Education Act, the Public Health Service Act and the Common Manual.	As Guarantor, AES is allowed interpretative latitude of the Servicing Guidelines to the extent guidelines are unclear.	Significant changes to the Servicing Guidelines are only made as a result of changes in legislation.	U.S Government enacts legislation that amends the Servicing Guidelines.

David Irving

Securities and Exchange Commission

July 21, 2010

Activity	Risk impacted	Impact to economic performance of Trust	Activities performed by:
			SunTrust (Master Servicer)	AES (Guarantor and Sub- servicer)	DOE / DHHS	Other, unrelated, third party, if any
3. Structuring of financing mechanism and marketing trust obligations	Basis risk	Structuring of Trust created basis risk and over collateralization supporting the note holders.	SunTrust as co-lead underwriter.	None	None	Rating agencies to ensure note holder protection through approval of subordination levels, by ensuring triggers are in place to protect note holders and by ensuring rights are with note holders, etc. Citigroup as co-lead underwriter. Note holders’ market demands influenced pricing.

As we discussed in our June 25, 2010 conference call, in late 2005, the Company made a decision to access the securitization market through the securitization of government guaranteed FFELP and HEAL loans. Accordingly, the Trust was designed such that it may only own a static pool of government guaranteed student loans that had been originated in the normal course of SunTrust’s business activities and in accordance with the FFELP and HEAL regulations. The Trust was designed so that it would maintain the government guarantee, primarily through the adherence to the Servicing Guidelines as the Trust was to be marketed with very little expected credit risk to investors. As co-lead underwriter, the Company influenced the capital structure of the transaction. However, the capital structure was strongly influenced by other parties such as rating agencies, underwriters and investors such that any real influence by SunTrust was limited. For example, provisions in the transaction documents are structured primarily to protect note holders in order to meet rating agency conditions. While the Company’s involvement in selecting the structure’s assets (i.e. federally guaranteed loans) and designing the entity’s capital structure (i.e. tranching of the securities, establishing pricing based on market terms, etc.) is part of the Trust’s design, these decisions were strongly influenced by other parties. Further, the Company does not believe that any decisions made by the Company relative to the Trust design significantly impact the economic performance of the Trust as significant activities need to be performed by parties other than the Company to maintain the expected economic performance that was originally designed.

David Irving

Securities and Exchange Commission

July 21, 2010

In addition to the selection of the assets and the capital structure, the Company also considered ongoing servicing activities as they relate to the design of the Trust. As master servicer, the Company has a contractual obligation to ensure that the Trust services the loans in accordance with the Servicing Guidelines. The sub-servicing agreements with AES cause AES to service the loans in accordance with the Servicing Guidelines. The Company does not have an implicit obligation to absorb losses in order to maintain the design of the Trust.

Accordingly, and consistent with the guidance in ASC 810-10-25-38F, the Company does not believe that its involvement in the design of the Trust alone would establish it as the entity with the power to direct the activities that most significantly impact the economic performance of the entity. The design of the Trust is not the most significant element impacting the economic performance of the Trust. As we discuss in the next section, Servicing Activities, servicing activities are what ultimately impact the economic performance of the Trust.

Servicing Activities

The following table summarizes the activities related to servicing the government guaranteed loans and the parties responsible for those activities.

Activity	Risk impacted	Impact to economic performance of Trust	Activities performed by:
			SunTrust (Master Servicer)	AES (Guarantor and Sub- servicer)	DOE / DHHS	Other, unrelated, third party, if any
Daily servicing activities:
1. Cash collection procedures and other administrative responsibilities	None	If the servicing guidelines are breached, AES is obligated to make the Trust whole.	SunTrust represents that each loan will be serviced in accordance with the Servicing Guidelines.	AES as sub-servicer is responsible for servicing the loans in accordance with the Servicing Guidelines, as amended.	Establishes guidelines under which the guaranteed loans must be serviced.	None
2. Establishing the first payment due date	None					None
3. Disclosing repayment terms	None					None
4. Maximum repayment period	Prepayment risk					None

David Irving

Securities and Exchange Commission

July 21, 2010

Activity	Risk impacted	Impact to economic performance of Trust	Activities performed by:
			SunTrust (Master Servicer)	AES (Guarantor and Sub- servicer)	DOE / DHHS	Other, unrelated, third party, if any
Loss mitigation activities:
1. Loss mitigation activities such as due diligence and skip tracing	Credit risk	Loans are 98% guaranteed.	Obligated to adhere to guidelines established in Common Manual and Public Health Service Act.	Obligated to adhere to guidelines established in Common Manual and the Public Health Service Act. AES is guarantor to the extent the loss mitigation activities are unsuccessful.	Establishes and clarifies guidelines based on the Higher Education Act provisions/ changes through the Common Manual and the Public Health Service Act.	None
2. Deferments	Credit risk, Prepayment risk	Loans are 98% guaranteed.	SunTrust represents that each loan will be serviced in accordance with the Servicing Guidelines. Servicing discretion is not granted to servicer.	Obligated to service in accordance with the Servicing Guidelines, as interpreted by the guarantor	Eligibility for and terms of deferment are outlined in Servicing Guidelines.	None
3. Forbearance	Credit risk, Prepayment risk	Loans are 98% guaranteed.	May review a request for forbearance if previous denial by AES is appealed by borrower.	Forbearance does not allow the servicer to change significant terms of the loan and can only be made for a period of 1 year.	Guidelines governing acceptable forbearance are set forth in Servicing Guidelines	None

David Irving

Securities and Exchange Commission

July 21, 2010

Activity	Risk impacted	Impact to economic performance of Trust	Activities performed by:
			SunTrust (Master Servicer)	AES (Guarantor and Sub- servicer)	DOE / DHHS	Other, unrelated, third party, if any
4. Delinquency	Credit risk	Loans are 98% guaranteed.	SunTrust represents that each loan will be serviced in accordance with the Servicing Guidelines. Servicing discretion is not granted to servicer.	Obligated to service in accordance with the Servicing Guidelines, as interpreted by the guarantor.	Servicing procedures established in the Servicing Guidelines.	None
5. Claim filing	Credit risk	Loans are 98% guaranteed.	SunTrust represents that each loan will be serviced in accordance with the Servicing Guidelines. Servicing discretion is not granted to servicer.	Obligated to service in accordance with the Servicing Guidelines, as interpreted by the guarantor.	Servicing procedures established in the Servicing Guidelines.	None
6. Loan forgiveness	Credit risk, Prepayment risk	Government would ultimately reimburse the Trust for loan amount.	SunTrust represents that each loan will be serviced in accordance with the Servicing Guidelines. Servicing discretion is not granted to servicer.	Obligated to service in accordance with the Servicing Guidelines, as interpreted by the guarantor.	Servicing procedures established in the Servicing Guidelines.	None

David Irving

Securities and Exchange Commission

July 21, 2010

Activity	Risk impacted	Impact to economic performance of Trust	Activities performed by:
			SunTrust (Master Servicer)	AES (Guarantor and Sub- servicer)	DOE / DHHS	Other, unrelated, third party, if any
7. Discharge	Credit risk, Prepayment risk	Government would ultimately reimburse the Trust for loan amount.	SunTrust represents that each loan will be serviced in accordance with the Servicing Guidelines. Servicing discretion is not granted to servicer.	Obligated to service in accordance with the Servicing Guidelines, as interpreted by the guarantor.	Servicing procedures established in the Servicing Guidelines.	None
Modification/termination of servicing agreements:
1. Termination of master servicing agreement	None	None	Either SunTrust or the Trust, as represented by the third-party trustee, may terminate the master servicing agreement in the event of a material breach.	None	None	Either SunTrust or the Trust, as represented by the third-party trustee, may terminate the master servicing agreement in the event of a material breach.
2. Termination of subservicing agreement	None	None. Qualifying replacement servicer would be engaged.	Termination of the sub-servicing agreements without cause would be to SunTrust’s economic detriment due to significant financial penalty.	AES may terminate agreements with cause.	None	None

David Irving

Securities and Exchange Commission

July 21, 2010

Activity	Risk impacted	Impact to economic performance of Trust	Activities performed by:
			SunTrust (Master Servicer)	AES (Guarantor and Sub- servicer)	DOE / DHHS	Other, unrelated, third party, if any
3. Amendment to servicing agreements	Credit risk, Prepayment risk	Depends on nature of amendment.	None	None	DOE and the DHHS can amend the Servicing Guidelines through the legislative process.	A majority of the third party note holders can amend Trust agreements including servicing agreements.

The Company’s responsibility as master servicer is to adhere to the guidelines in the Common Manual and the Public Health Service Act. Any gross negligence or willful misconduct of the master servicer that results in a claim being denied requires SunTrust to make the Trust whole. Practically speaking, because AES, as sub-servicer, is performing a majority of the servicing activities, any claim that is denied and cannot be cured within the required timeframe would be the result of AES’ activities and therefore require AES to reimburse SunTrust, which in turn is obligated to reimburse the Trust.

Forbearance under limited situations is the only activity in which a servicer may exercise some discretion, but only to assist a borrower in fulfilling the repayment obligation or to help prevent default. Forbearance does not allow a servicer to change the significant terms of the loan and forbearance is permitted for only a period of one year. When providing forbearance to the borrower, the interest rate and maturity date on the loan remains unchanged and the loan continues to accrue interest. Further, AES, as sub-servicer, will be the party from whom the borrower will initially request forbearance and therefore, AES will either permit or deny the request. In practice, SunTrust may not even be aware of a denial of forbearance made by AES unless a borrower appeals the denial, at which time SunTrust will review the request. AES will generally only consult with SunTrust, as master servicer, prior to approval or denial to discuss a borrower’s request when the situation could require more scrutiny. The Company does not believe that exercising a small amount of discretion in permitting forbearance, within the parameters of the Servicing Guidelines, has more than an inconsequential impact on the performance of the Trust.

SunTrust has no early intervention programs related to the loans in the Trust and has directed the sub-servicer through the sub-servicing agreement to follow the applicable Servicing Guidelines. Appendices to the sub-servicing agreement contain basic due diligence schedules for delinquency servicing. The appendices describe the basic process; however, references are made to Title IV (the Higher Education Act) and also indicate that the timing of the action(s) may vary by Guarantor or changes in regulations. The appendices also indicate that “the Servicer will time the performance of the actions so as to maintain compliance with the Higher Education Act, Regulations, or Guarantor interpretation”. No reference is made to permit additional interpretation by the servicer. In addition, Section 1.4 of the Common Manual indicates that “if additional information or clarification is needed on a specific guarantor’s policies, practices, and procedures, that guarantor should be

David Irving

Securities and Exchange Commission

July 21, 2010

consulted.” Consequently, this demonstrates that AES, as guarantor, may exercise additional discretion; however, no discretion is granted to a lender or servicer to deviate from the guidelines. Essentially, as long as the minimum guidelines have been adhered to, the Trust will remain eligible for the guarantee. If additional work is performed, the cost of performing the work would be at the expense of SunTrust which would outweigh the benefit that is already derived from the guarantee.

Further, the U.S. Government can amend the provisions regarding loan forgiveness and discharges and these amendments can impact the economic performance of the Trust. For example, if a loan defaults that does not qualify for one of the forgiveness or discharge provisions, the Trust will receive the 98% guarantee from the guarantor. However, if the borrower qualifies for one of the loan forgiveness or discharge provisions, as amended, the Trust may be reimbursed 100% by the guarantor. Thus, the U.S. Government’s actions regarding the federal student loans can and do directly impact the economic performance of the Trust.

Although the sub-servicing agreement specifies certain situations in which AES may be terminated as sub-servicer (i.e. for cause), any termination without cause would be very costly to the Company. Deconversion costs include fees payable to AES for terminating without cause as well as other expenses associated with hiring a new sub-servicer. For HEAL loans, in particular, there are few replacement sub-servicers who have the ability to service the loans. As required under the master servicing agreement, if the Company terminates the agreement, SunTrust must use commercially reasonable efforts to arrange for replacement sub-servicing agreements to be entered into between AES and the qualified replacement sub-servicer. Ultimately, the Company does not believe that its right to terminate the sub-servicer without cause is substantive due to the significant fees that would be imposed and the lack of qualified replacement servicers available to service the loans.

Finally, there are no other powers related to servicing, or otherwise, that SunTrust has that gives it power relative to the Trust’s activities. The original transfer of loans met the criteria for sale treatment and the Trust also met the now superseded guidance regarding qualifying special purpose entities, which required significant limitations on the ability of the transferor to control the assets and the entity. As a result, the provisions of the Trust documents or the sub-servicing agreement cannot be amended without the consent and approval of third-party note holders.

David Irving

Securities and Exchange Commission

July 21, 2010

Other Activities

The following table summarizes the other activities related to the Trust and the parties responsible for those activities.

Activity	Risk impacted	Impact to economic performance of Trust	Activities performed by:
			SunTrust (Master Servicer)	AES (Guarantor and Sub- servicer)	DOE / DHHS	Other, unrelated, third party, if any
Other rights:
1. Supplemental indentures	None	Unlikely third-party note holders would approve an amendment that would be to their detriment.	Ultimately third-party note holders must approve amendments.	None	None	Third party note holders, although no amendment or waiver can be entered into that would have a material adverse effect on the interests of any counterparty without that party’s written consent.
Liquidation of Trust:
1. Optional purchase (i.e. clean up call)	Prepayment risk	These are standard cost/ benefit provisions which are not intended to impact the economic performance of the Trust.	SunTrust has clean up call at 10% that is contingently exercisable.	None	None	None
2. Auction	Prepayment risk		None	None	None	Trustee, if optional purchase is not exercised.

David Irving

Securities and Exchange Commission

July 21, 2010

Activity	Risk impacted	Impact to economic performance of Trust	Activities performed by:
			SunTrust (Master Servicer)	AES (Guarantor and Sub- servicer)	DOE / DHHS	Other, unrelated, third party, if any
3. Event of default of the Trust	Prepayment risk	Depends on event. Events of default include late payment of note’s principal and interest that goes uncured, breach of covenants or bankruptcy.	None	None	None	In the event of default of the Trust, the Trustee, an unrelated third party, or the registered owners of at least 51% of the notes, may declare all outstanding obligations of the Trust due immediately. Further, the Trustee may sell the assets of the Trust.

As outlined in the Indenture, the Trust as the Issuer is responsible for ensuring prompt payment of principal and interest to the note holders and for enforcing the servicing agreements. The Trust has no other responsibilities. SunTrust cannot amend the trust agreements without approval of the third party note holders. Further, other than a 10% clean up call that is only exercisable if certain conditions are met, SunTrust has no power over the dissolution of the Trust.

In assessing the control provisions of ASC 810-10 as amended by ASU 2009-17, the Company considered what or who may have the greatest influence over the three risk factors (i.e., credit, basis and prepayment risk) we outlined in our letter dated May 5, 2010 as those factors most significantly impact the Trust’s economic performance. In reviewing the Risk Factors noted in the Offering Memorandum for the Notes issued by the Trust, we noted that any financial impact on the performance of the Trust would result from governmental actions. We have excerpted several of those Risk Factors and have included them as Exhibit A. We also considered the changes in legislation that have been enacted since inception of the deal. New legislation is generally directed towards loan origination activity; however, there have also been changes that relate to permitted and/or required forbearance, deferments, loan forgiveness and discharge provisions which would apply to existing loans. All of these types of changes could have an impact on the prepayments of loans within the Trust and therefore the economic returns to the note holders. When legislation changes, the DOE generally issues a “Dear Colleague” letter containing guidance on the impact of the changes as well as new/modified forms that need to be completed.

David Irving

Securities and Exchange Commission

July 21, 2010

For example, on July 30, 2009, the DOE issued a Dear Colleague letter to distribute forms that were updated to reflect changes to the terms and conditions of deferments that were made by the Higher Education Opportunity Act and final regulations published on October 23, 2008. This Act amended a number of provisions including clarifying certain provisions for military deferments and also added new provisions to incorporate the statutory definition of the term partial financial hardship, and define related terms including Adjusted Gross Income (AGI), family size, poverty guideline, and eligible loan, as well as establish the procedures a loan holder must follow to determine annually whether a borrower has a partial financial hardship by verifying the borrower’s AGI and family size. It also amended regulations to provide that a FFELP borrower may obtain a Direct Consolidation loan directly from the DOE for the purpose of using the public service loan forgiveness program.

While each provision in and of itself may not have a significant impact to the economic performance of the Trust, we believe the risk factors and the legislation enacted since inception of the transaction further supports the government’s ability to modify the HEAL and FFEL programs to such an extent that the economic performance of the Trust would also be modified.

Based on the above analysis, we do not believe that the Company meets the conditions set forth in ASC 810-10-25-38A(a) as we do not believe that the Company has the power to direct the activities of the Trust that most significantly impact the Trust’s economic performance.

In connection with our response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at (404) 813-1281 or Tom Panther at (404) 588-8585 with any questions concerning our responses to the Staff’s comments.

Very truly yours,

/s/Mark A. Chancy
Mark A. Chancy
Corporate Executive Vice President and Chief Financial Officer

cc:	Mr. M. Doug Ivester
Audit Committee Chairman
Mr. James M. Wells III
Chairman and Chief Executive Officer

David Irving

Securities and Exchange Commission

July 21, 2010

Mr. Raymond D. Fortin
Corporate Executive Vice President and
General Counsel
Mr. Thomas E. Panther
Controller and Chief Accounting Officer
Mr. David W. Leeds
Ernst & Young LLP, Coordinating Partner

David Irving

Securities and Exchange Commission

July 21, 2010

EXHIBIT A

RISK FACTORS noted in the Offering Memorandum

Changes to the Higher Education Act or the Public Health Service Act may adversely affect the notes

The Higher Education Act, the Public Health Service Act and other relevant federal or state laws may be amended or modified in the future. In particular, the level of guarantee payments or the level of insurance coverage may be adjusted from time to time. We cannot predict whether any changes will be adopted or, if so, what impact such changes may have on the trust or the notes. In the past, bills have been introduced in the U.S. House of Representatives that, if enacted into law, would permit borrowers under most consolidation loans to refinance their student loans at lower interest rates. Any legislation that permits borrowers to refinance existing consolidation loans at lower interest rates could significantly increase the rate of prepayments on the trust’s student loans. A faster rate of prepayments would decrease the amount of excess interest available to make payments on the notes and would decrease the weighted average lives of the notes. In addition, if the legislation described above or any similar legislation is enacted into law, the length of time that the notes are outstanding and their weighted average lives may be shortened significantly. You will bear any reinvestment risk associated with any prepayments on the notes.

Amendments to the contracts between the Secretary of Education and the guarantee agencies may adversely affect payment on the notes

United States Courts of Appeals have held that the federal government, through subsequent legislation, has the right unilaterally to amend the contracts between the Secretary of Education and a guarantee agency. This could adversely affect a guarantee agency, which could in turn adversely affect payment on the notes.

Certain events (i.e. natural disasters)

These borrowers, along with other borrowers, including those attending eligible institutions in those states, may be adversely affected by any such natural disaster. Payment relief may be granted to borrowers of the trust’s student loans in the areas affected by any such natural disaster. Any forbearance granted to borrowers of the trust’s student loans affected by any such natural disaster may decrease the rate at which principal is repaid with respect to the notes. At this time, it is difficult to predict the effect of any such hurricane on the weighted average lives and yield of the notes.